UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES ACT OF 1934

For the month of February, 2006
Commission File Number: 0-29154

IONA Technologies PLC
(Translation of registrant’s name into English)

The IONA Building
Shelbourne Road, Ballsbridge
Dublin 4, Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F   ☒           Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐           No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FOR IMMEDIATE RELEASE:

Contacts:

David Roy	Rob Morton	Tara Humphreys
Investor Relations	Corporate Communications	Corporate Communications
(781) 902-8033	(781) 902-8139	(353) 1-637 2146
david.roy@iona.com	robert.morton@iona.com	tara.humphreys@iona.com

IONA NAMES ROBERT MCBRIDE CHIEF FINANCIAL OFFICER
DUBLIN, Ireland, WALTHAM, Mass. – February 27, 2006 — IONA® Technologies (NASDAQ: IONA), a world leader in high-performance integration solutions for mission-critical IT environments, today announced that Robert C. McBride, who has been serving the company in an interim capacity since September 2005, has been named Chief Financial Officer. In this role, Mr. McBride becomes a permanent member of the company’s executive management team. He will lead IONA’s Finance organization and work closely with the Board of Directors to increase long-term shareholder value through the execution of the company’s business strategies.
“We are delighted Bob has accepted the role of Chief Financial Officer. His joining IONA represents confidence in our strategy and prospects,” said Peter Zotto, CEO, IONA. “In his time with IONA, Bob’s leadership and insight have already made a positive impact on the company. His expertise with growing software companies will be a tremendous asset as we continue to make significant progress on our strategic initiative to deliver value to customers and provide sustainable performance for our shareholders.”
“IONA is at the forefront of two very important market trends, Service Oriented Architecture and Open Source, and is well positioned to leverage those trends to the benefit of both customers and shareholders,” explained Mr. McBride. “I’m excited by the opportunity that is ahead of IONA and look forward to being an integral part of returning IONA to industry leadership and profitable growth.”
Mr. McBride is on the Board of Directors of Arbor Networks and joins IONA from Ascential Software, a $300 million company, where he served as the Vice President and CFO. He also had a 17-year tenure at Data General Corporation (now part of EMC Corporation), where he served as vice president, chief administrative officer, corporate controller and corporate treasurer, among other senior financial management positions. He also held a variety of senior management positions in the Information Systems and Finance areas of Burroughs Corporation and prior to that served as an Infantry Officer in the U.S. Army. Mr. McBride received a Master’s Degree in business administration from Washington University and a Bachelor’s Degree from Ohio Wesleyan University.
About IONA
For more than a decade, IONA® Technologies (NASDAQ: IONA) has been a world leader in delivering high-performance integration solutions for Global 2000 IT environments. IONA pioneered standards-based integration with its CORBA-based Orbix® products. Artix™, IONA’s extensible Enterprise Service Bus, enables existing enterprise systems to be integrated with an organization’s common infrastructure components. IONA’s sponsorship of the ObjectWeb Celtix open source ESB is a natural extension of the company’s history of solving integration problems by leveraging open standards and distributed architectures.
IONA is headquartered in Dublin, Ireland, with U.S. headquarters in Waltham, Massachusetts and offices worldwide. For additional information about IONA, visit our Web site at http://www.iona.com.
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IONA, IONA Technologies, the IONA logo, Orbix, High Performance Integration, Artix, Mobile Orchestrator and Making Software Work Together are trademarks or registered trademarks of IONA Technologies PLC and/or its subsidiaries. CORBA is a trademark or registered trademark of the Object Management Group, Inc. in the United States and other countries. All other trademarks that may appear herein are the property of their respective owners.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IONA Technologies PLC
Date: February 27, 2006	By:	/s/ Peter M. Zotto
Peter M. Zotto
Chief Executive Officer